UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ANADIGICS, INC.

(Name of Subject Company (Issuer))

REGULUS ACQUISITION SUB, INC.

(Offeror)

II-VI INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

Francis J. Kramer

Chairman and Chief Executive Officer

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

(724) 352-4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

D. Mark McMillan, Esq.

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

(312) 807-4383

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$78,225,430.30	$7,877.30

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (A) 90,287,683 outstanding shares of common stock, par value $0.01 per share (“Shares”), of ANADIGICS, Inc. (“Anadigics”), (B) 8,542 Shares subject to issuance pursuant to outstanding options with an exercise price less than the offer price of $0.85 per Share, and (C) 1,733,693 Shares subject to issuance pursuant to outstanding time-based restricted stock units, and performance-based restricted stock units earned prior to the end of the offer, with such sum multiplied by the offer price of $0.85 per Share. The calculation of the filing fee is based on information provided by Anadigics as of March 11, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,117.19	Filing Party: Regulus Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 2, 2016

Amount Previously Paid: $1,761.01	Filing Party: Regulus Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by II-VI Incorporated, a Pennsylvania corporation (“II-VI”), and Regulus Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of II-VI, with the Securities and Exchange Commission on February 2, 2016 (together with all amendments and supplements thereto, this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ANADIGICS, Inc., a Delaware corporation (“Anadigics”), at a price of $0.85 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Items 11 and 12 of this Schedule TO as provided below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 11:59 P.M., New York City time, on March 11, 2016. The Depositary has advised us preliminarily that approximately 47,782,407 Shares were validly tendered and not validly withdrawn (not including approximately 4,218,728 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 52.92% of the outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn will be accepted for payment in accordance with the terms of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and II-VI will own a sufficient number of Shares for Purchaser to approve the Merger without the approval of the other shareholders of Anadigics. Accordingly, Purchaser and II-VI intend to effect a merger pursuant to Section 251(h) of the DGCL in which Purchaser is merged with and into Anadigics, with Anadigics surviving the Merger and continuing as a wholly-owned subsidiary of II-VI. In the Merger, each Share not acquired in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by II-VI, Purchaser, Anadigics or any of their respective wholly-owned subsidiaries, which Shares will be cancelled at the Effective Time without any consideration delivered in exchange therefor. All Shares converted into the right to receive the Offer Price will cease to be outstanding and will automatically be cancelled and will cease to exist. In addition, upon completion of the Merger, the common stock of Anadigics will be delisted and will cease to be traded on the Nasdaq.

On March 14, 2016, II-VI issued a press release announcing the expiration and preliminary results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release of II-VI, dated March 14, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

REGULUS ACQUISITION SUB, INC.

By:	/s/ Walter R. Bashaw II
Name:	Walter R. Bashaw II
Title:	Secretary

II-VI INCORPORATED

By:	/s/ Walter R. Bashaw II
Name:	Walter R. Bashaw II
Title:	Secretary